SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of May 7, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.







7 May 2003

                                  Marconi plc

                      TRADING UPDATE FOR THE THREE MONTHS

                              ENDED 31 MARCH 2003



   *Continued momentum behind operating performance improvements

   *Core sales GBP426 million; 7 per cent lower than previous quarter or 4 per cent lower excluding the impact of Core business disposals and closures completed during Q3

   *Continued improvement in Core gross margin (before exceptional items) to approximately 24 per cent from 22 per cent in Q3 despite lower sales volumes

   *Core operating cost annual run-rate (before exceptional items) reduced to around GBP490 million by 31 March 2003, below the GBP520 million target run-rate; further actions initiated to reduce annual run-rate below GBP450 million during the current financial year to 31 March 2004

   *Further significant progress in cash generation

   *Second consecutive quarter of positive operating cash flow

   *Total cash balance GBP1,161 million at 31 March 2003, an increase of GBP76 million during the quarter driven by further reductions in working capital, disposal proceeds and foreign exchange translation gains

   *Financial restructuring almost complete

   *Creditors voted in overwhelming support of Schemes of Arrangement

   *Court approvals in UK and US pending

   *Marconi Corporation plc shares, warrants and notes expected to start trading on the London Stock Exchange on 19 May 2003.

London - 7 May 2003 - Marconi (MONI) today provided a trading update relating to the three months ended 31 March 2003. All information in this trading update is based on preliminary, unaudited data from Marconi's management accounts. The Group expects to publish preliminary accounts for the year ended 31 March 2003 in respect of Marconi Corporation plc on 29 May 2003.

Mike Parton, Chief Executive, said: "We have made further progress in the last quarter, comfortably beating our published operating expenditure run rate target and continuing to generate cash. The markets for our products and services continue to decline but we have been able to limit our sales fall to single figure percentages in each of the last three quarters. With our financial restructuring almost behind us the business is well placed for any market upturn."



Sales

Total Group sales amounted to GBP430 million (Q3 GBP466 million).

In the Core business, in line with previously disclosed guidance and contrary to the historical seasonal pattern of customer demand, the Group did not benefit from a seasonal sales uplift during the final quarter.

Core sales amounted to GBP426 million, a reduction of 7 per cent compared to the level recorded in the third quarter (GBP456 million). When excluding the impact of business disposals and closures completed during the third quarter, namely the Group's South African legacy operations and its US-based subsidiary, SMS, which accounted for approximately GBP11 million of Q3 Core sales, the fourth quarter sequential sales decline was approximately 4 per cent.

The GBP4 million sales in Capital related mainly to the Group's Mobile Tetra business prior to its disposal in March 2003.


Core Sales by Geography



         in GBP million                             FY03

                              Q1       Q2         Q3         Q4             FY

         EMEA              285        285        287        261          1,118

         US                153        142        127        117            539

         APAC               47         45         29         32            153

         CALA               25         10         13         16             64

         Core              510        482        456        426          1,874


Market conditions in the Core business during the quarter remained tough across all major geographic regions and worsened considerably in the Middle East compared to previous quarters as a result of the military conflict in the region.

Sales in EMEA fell by GBP26 million or 9 per cent to GBP261 million (Q3 GBP287 million). Relative stability in the Group's core European markets - UK, Germany and Italy - was offset by a substantially reduced level of sales in the Middle East, partly due to the completion of phase 3 of a major long-term service contract in Saudi Arabia as well as a significant general slowdown in spending in the region. Sales also decreased in South Africa as a result of the disposal of the Group's South African legacy operations during the previous quarter as well as a reduction in capital spending by Telkom South Africa.

Sales in the United States were down GBP10 million or 8 per cent to GBP117 million (Q3 GBP127 million). An increase in sales of BBRS equipment was more than offset mainly by lower service revenues in Outside Plant and Power due to continued reductions in capital spending by North American service provider customers.

There were signs of some stability in market volumes in APAC and CALA where sales amounted to GBP32 million (Q3 GBP29 million) and GBP16 million (Q3 GBP13 million) respectively.


Core Sales by Product Area

        in GBP million                                       FY03

                                              Q1     Q2     Q3     Q4       FY

        Optical Networks                     134    108     96    101      439

        Broadband Routing and Switching       38     35     32     37      142
        (BBRS)

        European Access                       59     69     69     61      258

        North American Access                 25     23     23     24       95

        Outside Plant & Power (OPP)           46     34     30     30      140

        Other Network Equipment               14     15     11     17       57

        Network Equipment                    316    284    261    270    1,131

        Installation, Commissioning &         97     89     93     91      370
        Maintenance (IC&M)

        Value-Added Services (VAS)            97    109    102     65      373

        Network Services                     194    198    195    156      743

        Core                                 510    482    456    426    1,874


Network Equipment sales amounted to GBP270 million during the quarter and accounted for 63 per cent of Core sales (Q3: GBP261 million, 57 per cent). The Group recorded stable or increased sales in all product areas compared to the third quarter with the exception of European Access which had benefited from the effect of a scheduled software upgrade during the previous quarter.

Sales of Network Services decreased to GBP156 million or 37 per cent of Core sales (Q3: GBP195 million, 43 per cent). While sales of IC&M activities remained relatively stable, the Group experienced a substantial drop in sales of Value-Added Services during the quarter, largely driven by a significant decrease in the level of sales in the Middle East. This was mainly due to a significant slowdown in customer spending on telecommunications services as well as to the completion of phase 3 of a long-term service contract in Saudi Arabia in the previous quarter. The Group's exit from its SMS subsidiary in December 2002 also contributed to the lower level of Value Added Service sales in the quarter.

Sales of the Group's US-based businesses (defined as the equipment and service activities of BBRS, OPP and North American Access) amounted to GBP117 million during the fourth quarter (Q3: GBP125 million). BBRS and OPP service activities are consolidated within Network Services and amounted to GBP16 million and GBP15 million respectively during the quarter (Q3 GBP19 million and GBP20 million).

Key Customers and Business Wins

Marconi continued during the fourth quarter to benefit from the support of its strong customer base of predominantly incumbent operators and government agencies. The majority of Core sales in the period were derived from existing frame contracts.

The ten largest customers during the fourth quarter were BellSouth, BT, Telecom Italia, Telkom South Africa, US Federal Government, UK Government, Verizon, Viag Interkom (Germany), Vodafone Group and Wind (Italy). In aggregate, these customers accounted for 59 per cent of fourth quarter Core sales, a similar level to the level of business generated with the Group's top ten customers in each of the three previous quarters of the financial year. BT remains the Group's largest customer and accounted for 20 per cent of Core sales in the fourth quarter (Q3: 19 per cent).

Marconi has announced a number of important contract awards since 1 January 2003. These include further successful business wins for the Group's multi-service Access Hub with Telecom Italia, Wind (Italy), LDCOM (France) and Jersey Telecom, a new frame contract with Telecom Italia for the installation of an optical backhaul network based on Marconi's recently launched optical switch, the MSH2K, the first commercial sale of the Group's Softswitch product to Jersey Telecom, contracts for the supply of Marconi's ServiceON network management systems to DTAG (Germany) and Telstra (Australia) as well as various long-term service contracts in Europe including Tube Lines (UK) and Deutsche Bahn and Netcologne (both in Germany).



Core Operating Performance



                                                         FY03

                                           Q1       Q2      Q3      Q4      FY

        Gross Margin1 (as % of Sales)    17.5    21.62    22.1    c.24    c.20

        Annualised operating cost exit    760      635     550     490     490
        run-rate1 (in GBPm)

 1. before exceptional items

 2. excluding the impact of GBP25 million of additional stock provisions which reduced Q2 gross margin to 16.4 per cent


At approximately 24 per cent of sales, Core gross margin (before exceptional items) showed an approximate two percentage point improvement compared to the level of 22 per cent recorded in the previous quarter. Cost savings achieved in both Network Equipment and Network Services during the quarter were further enhanced by the positive impact of the one-off sale of higher than average margin wireless software licences in the United States, increased sales volumes in Network Equipment and the Group's exit from its poorly performing SMS subsidiary.

The Group exceeded its previously disclosed target to reduce the annualised operating cost run-rate (before exceptional items) in the Core business to GBP520 million by the end of the financial year, achieving an actual run-rate of around GBP490 million by 31 March 2003 (GBP550 million at 31 December 2002). Savings were achieved across all categories of expenditure and were driven by headcount reductions as well as, in research and development, a reduced level of materials spend and lower depreciation. In addition during the quarter, further cost reduction actions were initiated to enable the Group to reduce its annualised operating cost run-rate below GBP450 million during the current financial year to 31 March 2004.

At 31 March 2003, the Group employed approximately 15,300 people in its Core business, down from just over 16,000 at the end of December 2002. Marconi expects Core headcount to fall below 14,000 as it continues to implement its cost reduction initiatives and, as previously disclosed, the Group will continue to incur exceptional cash costs in order to complete the further planned headcount reductions.



Group Cash Flow

The Group recorded its second consecutive quarter of positive operating cash performance at a similar level to that recorded in the previous quarter (Q3 GBP65 million). This was largely as a result of further reductions in working capital and the Group's improved operating performance. Depreciation remained stable.

The Group recorded a net non-operating cash outflow from costs relating to the Group's operational and financial restructuring processes which were slightly lower than the level recorded in the previous quarter and were partially offset by disposal proceeds (Ultramast, Tetra, On-Line) and net interest received on the Group's cash balances. As previously disclosed, in the context of the financial restructuring, the Group did not pay interest on its bond and syndicate bank debt due during March 2003. The accrued but unpaid interest forms part of the scheme claims.

Overall during the quarter, the Group recorded a positive cash inflow of GBP47 million. This, combined with a favourable net exchange translation gain on the Group's cash balances of GBP29 million, led to a closing cash balance of GBP1,161 million at 31 March 2003 (GBP1,085 million at 31 December 2002). Of the total Group balance at 31 March 2003, GBP1,158 million was held within Marconi Corporation plc.

Net debt increased by GBP7 million during the quarter to GBP2,826 million at 31 March 2003, with the increased cash balance being more than offset by unfavourable foreign exchange translation movements on the Group's bond and syndicate bank debt.

The following table sets forth the composition of the Group's net debt at 31 March 2003:


                                                                      GBPm

    Euro and US$ Bond Debt                                           1,762

    Syndicate Bank Debt1                                             2,141

    Bilateral and Other Bank Debt2                                      84

    Gross Financial Indebtedness                                     3,987

    Cash3                                                            1,161

    Net Financial Indebtedness                                       2,826



 1. including approximately GBP84 million relating to the termination of interest swap and equity derivative arrangements

 2. including GBP32 million relating to Albany Partnership Limited Loan Notes included in the Scheme of Arrangement

 3. At 31 March 2003, the Group had a total restricted cash balance, defined as cash pledged or advanced as collateral, of GBP964 million. Of this GBP798 million reflected the cash held in secured accounts in the context of the Group's financial restructuring, GBP135 million reflected cash collateral placed against bonding facilities; GBP17 million reflected cash in the Group's captive insurance company and GBP14 million reflected cash deposited against secured loans in Italy. Of the Group's GBP197 million unrestricted cash held outside of the secured accounts as at 31 March 2003, GBP89 million was a combination of cash in transit and global working capital balances held at subsidiary level or within the Group's joint ventures and the remaining GBP108 million held in money market deposits in the Group's Treasury centres.



Pensions Accounting

The actuarial assessment, under accounting standard FRS17 "Retirement Benefits" of the Group's defined benefit pension scheme liabilities and valuation of pension assets is currently being prepared and the results will be reflected in the Group's consolidated financial statements for the year ended 31 March 2003.

The recently completed tri-annual actuarial valuation of the Group's largest pension scheme, the UK plan, showed the plan as at 5 April 2002 to be 100 per cent funded on an on-going basis and between 115 and 119 per cent funded on a minimum funding requirement (MFR) basis. As a result, Marconi and the Trustee of the UK plan have agreed that the employer's contribution rate effective from 6 April 2003 will remain unchanged at 8.2 per cent of pensionable payroll. In addition, it has been agreed that the previously disclosed additional funding of GBP7 million per annum to cover past service deficits is no longer required.


Financial Restructuring

As announced on 25 April 2003, at separate meetings of scheme creditors of Marconi plc ("plc Scheme Creditors") and Marconi Corporation plc held on that date, the schemes of arrangement in relation to each of Marconi plc and Marconi Corporation plc (the "Schemes") were overwhelmingly approved by scheme creditors. Approval of the Schemes at those meetings was a key pre-condition for the Schemes becoming effective.

In order for the Schemes to become effective and legally binding, UK Court orders sanctioning the Schemes must also be obtained. The Court orders must then be sealed and copies delivered for registration to the Registrar of Companies in England and Wales. The UK Court hearing to sanction the Schemes is currently scheduled to begin on 12 May 2003.

Marconi plc and Marconi Corporation plc will not take the necessary steps to make the Schemes effective unless, inter alia, permanent injunction orders of the US Bankruptcy Court are obtained in respect of the Schemes and all other conditions precedent under the working capital and performance bonding facilities are satisfied or waived. The US Bankruptcy Court hearing is currently scheduled to take place on 14 May 2003.

Marconi today confirmed that it will issue Junior Notes in the amount of US$487 million, which is equivalent to GBP306 million at the Currency Rate as defined in the Schemes. Upon completion of Restructuring, Marconi expects its gross financial indebtedness to amount to approximately GBP796 million, comprising Senior Notes (GBP450 million), Junior Notes (GBP306 million) and Other Bank Debt including finance leases (GBP40 million).

It is currently expected that the Schemes will become effective, with trading in the new securities to be issued by Corp commencing on the London Stock Exchange on 19 May 2003.


Definitions

 1. Operating cash flow is defined as cash flow from continuing operations before net capital expenditure and exceptional items
 2. Operating costs are defined as research and development costs, general and administrative costs, selling and distribution costs and other costs but excluding goodwill amortisation and exceptional items


ENDS/...


Appendix 1 : Additional analysis for the year ended 31 March 2003

Core Sales by Product Area and by Geography


    in %                                                  FY03

                                               EMEA     US    APAC    CALA

    Optical Networks                             75      1      18       6

    Broadband Routing and Switching (BBRS)       17     65      13       5

    European Access                              85      -      10       5

    North American Access                         -    100       -       -

    Outside Plant & Power (OPP)                   -     91       -       9

    Other Network Equipment                      78      -      17       5

    Installation, Commissioning & Maintenance    72     24       1       3
    (IC&M)

    Value-Added Services (VAS)                   61     33       5       1


US Businesses - Service Sales

During the two financial years ended 31 March 2002 and 31 March 2003, service sales of the Group's OPP and BBRS businesses were consolidated within Network Services (IC&M and VAS respectively). The following table sets forth the quarterly progression of these sales during the year ended 31 March 2003:



         in GBP million                                    FY03

                                        Q1       Q2       Q3       Q4       FY

         OPP Services (in IC&M)         28       18       20       15       81

         BBRS Services (in VAS)         19       24       19       15       77




Appendix 2 : Additional analysis for the year ended 31 March 2002

Core Sales by Product Area for the year ended 31 March 2002


    in GBP million                                            FY02

                                                   Q1     Q2     Q3     Q4

    Optical Networks                              139    208    189    191

    Broadband Routing and Switching (BBRS)         78    111     85     87

    European Access                                34     31     24     32

    North American Access                          52     61     40     56

    Outside Plant & Power (OPP)                    91     65     48     43

    Other Network Equipment                        38     39     16     45

    Network Equipment                             432    515    402    454

    Installation, Commissioning & Maintenance      93    140    105    104
    (IC&M)

    Value-Added Services (VAS)                    123    143    125    135

    Network Services                              218    283    230    239

    Core                                          650    798    632    693


US Businesses - Service Sales

During the two financial years ended 31 March 2002 and 31 March 2003, service sales of the Group's OPP and BBRS businesses were consolidated within Network Services (IC&M and VAS respectively). The following table sets forth the quarterly progression of these sales during the year ended 31 March 2002:


        in GBP million                                    FY02

                                      Q1       Q2       Q3       Q4         FY

        OPP Services (in IC&M)        50       43       35       26        154

        BBRS Services (in VAS)        19       18       17       18         72


Core Operating Profit/Loss for the year ended 31 March 2002

          in GBP million                              FY02

                                  Q1       Q2         Q3         Q4         FY

          Network Equipment    (175)      (41)      (117)      (131)      (464)

          Network Services       (9)       11          5         28         35

          Other                 (13)      (20)       (16)       (15)       (64)

          Core                 (197)      (50)      (128)      (118)      (493)



Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name:  David Beck / Joe Kelly

Title: Public Relations

Phone: +44 (0) 207 306 1771

       +44 (0) 207 306 1490

       joe.kelly@marconi.com


Name:  Heather Green

Title: Investor Relations

Phone: +44 (0) 207 306 1735

       heather.green@marconi.com


Cautionary statement regarding forward-looking statements

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, Marconi plc ("the Company") is providing the following cautionary statement. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors which are beyond the control of the Company and its subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance or achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at our key facilities; changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These factors and other factors that could effect these forward-looking statements are described in the Company's Form 20-F report and Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 07 May 2003